SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MOTIVE, INC.

(Name of Subject Company)

MOTIVE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

61980V107

(CUSIP Number of Class of Securities)

Jack Greenberg

General Counsel and Secretary

Motive, Inc.

12515 Research Boulevard, Building 5

Austin, Texas 78759-2220

(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500	Toby S. Myerson Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 0019-6064 (212) 373-3033

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are preliminary communications made by Motive, Inc. (“Motive”) before the commencement of a tender offer:

Exhibit	Description
A	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of Motive, Inc., dated on June 17, 2008.
B	Letter to Motive Customers from Alfred Mockett, Chairman and Chief Executive Officer of Motive, Inc., dated on June 17, 2008.
C	Motive Employee Q & A, dated June 17, 2008.
D	Joint Q & A, dated June 17, 2008.
E	Motive Conference Call Script, dated June 17, 2008.
F	E-mail to Industry Analysts, dated June 17, 2008.
G	Presentation to Motive Employees, dated June 17, 2008.
H*	Joint Press Release of Alcatel-Lucent and Motive, dated June 17, 2008.
I*	Agreement and Plan of Merger, dated as of June 16, 2008, by and among Motive, Inc., Lucent Technologies Inc. and Magic Acquisition Subsidiary Inc.
J*	Form of Amendment to Employment Agreements entered into by and among Motive, Inc. and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Anna Clepper, Quimby Ukleja, Jennifer Ryan and Samuel Hernandez.
K*	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, by and among Motive, Inc. and Alfred Mockett.
L*	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc. and Alfred Mockett.
M*	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora.

*	Incorporated by reference to the Current Report on Form 8-K filed by Motive on June 17, 2008.